Paracap Corporation

5525 West Boulevard, Suite 443

Vancouver, BC

Canada V6M 3W6

Phone: (604) 603-5792

January 25, 2005

Via Mail and Facsimile to 202-772-9369

H. Christopher Owings

Division of Corporate Finance

United States Securities and Exchange Commission

100 F. Street North East

Washington, DC

USA 20549

Re: Paracap Corporation

Amendment No. 3 to Registration Statement on Form SB-2

Filed December 23, 2005

File No. 333-128253

Dear Mr. Owings

We have reviewed your comment letter and have taken every effort to respond accurately and fully to meet your satisfaction. Provided below is our point by point response to your comments. If you should have any further questions, please feel free to contact Paracap Corporation directly at the numbers provided above.

Registration Statement Cover Page

1. Please find the calculation of registration fee table amended to include the "proposed maximum aggregate offering price."

2. ????

Management's Discussion and Analysis or Plan of Operation

Plan of Operation for the Next Twelve Months

                    3. Please find our disclosure revised to indicate that the estimated finish date for construction of the store is March 2006.

                    4. Please find our disclosure revised to ensure that our total equals the sum of the expenses.

                    5. Please find our disclosure revised to include information regarding how long the expenses listed will suffice.

                    6. Please find our disclosure updated in this section.

7. We expect to receive loans from our shareholders and director as we have made a verbal agreement with each party for these loans to be offered to Paracap if a cash need arises. We have had further discussions with our shareholders and director since our last amendment and we will now be able to receive an additional $15,000 from our shareholders and an additional $3,000 from our director, for a grand total of $27,000.

Please find our disclosure revised to update the amount of loans will will be able to receive from our shareholders and director. With the additional amounts of loans, we are cover the entire amount of pre-operational expenses we expect to incur.

8. Please find our disclosure revised to complete the sentence.

Selling Shareholders

9. The reason that we issued shares at two different share prices on May 10, 2005 was because we had set a deadline of 12pm for investors to send in their payments to us in order to participate in the first round of financing at $0.001 per share. Those investors who purchased shares at $0.001 per share on May 10, 2005 had been offered this price many weeks in advance of the May 10, 2005 date, as we had started discussions with these investors many weeks prior to the May 10th date. The May 10th, 12pm deadline for investors to participate in the first round of financing was arbitrarily set a few weeks prior to our negotiations with Beta Enterprises Ltd. When we set this deadline, we had no knowledge that we would be entering into negotiations with Beta Enterprises Ltd on the same date. We issued this deadline so as to encourage potential investors to make a faster decision on their investment in Paracap. The investors who invested in Paracap at $0.001 per share on May 10, 2005 had actually indicated to us a few days prior to May 10 that they would be willing to invest in Paracap at the $0.001 per share price. However, we did not receive their bank draft until May 10. Therefore, we stated the date that these investors were issued shares on May 10 because we had not received the consideration for the shares until May 10.

After our discussion with Beta Enterprises Ltd. in the morning of May 10, 2005, we went back to contact some of the investors who had previously declined the offer to invest in Paracap. Since we had come to a verbal agreement in regards to the terms our agreement with Beta Enterprises, we offered to sell our shares at $0.01 per share, as the likelihood of our company realizing its cash flow increased and, therefore, the valuation of the company increased. The investors who invested on May 10, 2005 at $0.01 per share were excited about our updated business plan and therefore, were willing to immediately invest in Paracap at the new valuation. Because we received the consideration for their shares on May 10, we stated that these investors were issued shares on May 10, 2005 at $0.01 per share.

We have conveyed this situation to our auditors and they concur with our accounting treatment of this issue.

10. At the time in question, our ledger stated that we had issued 12,570,000 shares. This has now been revised to state that we have issued 13,470,000. The additional 900,000 shares were not issued on April 20, 2005 from the transfer agent, as our ledger was incorrect. However, we have issued a treasury order to the our transfer agent to rectify this problem.

Please find the supplemental subscription agreements attached to this amendment as a graphics file for your review.

There were no additional funds that were paid for the changes in share ownership.

If it is the 900,000 shares to which you are referring to, we do not agree that this constitutes as additional stock issued during the registration.  We have always intended to issued these 900,000 shares and it was agreed upon between the shareholder and Paracap that these 900,000 shares were to be issued. It was only through a human error that these 900,000 shares did not appear in our original SB-2 registration statement. These 900,000 shares should not be considered as "additional" shares, as they were always meant to be issued.

Future Sales of Shares

11. Please find our second paragraph in this section revised.

Interim Statements of Operations

12. The $2,000 in management fees paid out during the three months ended October 31, 2005 was paid to an outside contractor, who is not a part of the management of Paracap. This outside is only paid for the work that she does and is not on a monthly salary with Paracap. Therefore, she can not be considered an employee of Paracap.

Undertakings

13. Please find this section revised.

Sincerely,

Eric Lung

President